UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 21, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Santarus, Inc.

File No. 0-50651 - CF#26090

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Santarus, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 9, 2010, as amended.

Based on representations by Santarus, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through November 8, 2020
Exhibit 10.3	through November 30, 2014
Exhibit 10.4	through November 8, 2020
Exhibit 10.6	through November 8, 2020
Exhibit 10.7	through November 8, 2020
Exhibit 10.8	through November 8, 2020
Exhibit 10.9	through November 8, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel